AURIZON MINES LTD.

CASA BERARDI PROJECT

ZONE 113 LOWER PART

Resources Estimation

February 2005

Project No.: 23066

Aurizon Mines Ltd.
Casa Berardi Project - Resources Estimation - Zone 113 Lower Part

PROJECT NO. 23066

AURIZON MINES LIMITED

CASA BERARDI PROJECT

PREPARED BY:

_________________________________

Guy Saucier, Eng.

Senior Geological Engineer

VERIFIED BY:______________________________

Lionel Poulin, Eng.

General Manager - Projects

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TABLE OF CONTENTS

1.0	INTRODUCTION AND TERMS OF REFERENCE		1
	1.1	Introduction	1
	1.2	Scope of Work	1
	1.3	Basis of the Report	1
	1.4	Units	2
	1.5	Met-Chem's Qualifications	2
2.0	DISCLAIMER		4
3.0	PROPERTY DESCRIPTION AND LOCATION		5
	3.1	Location	5
	3.2	Property Description	5
	3.3	Legal Titles	5
	3.4	Permits and Approvals	11
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		15
	4.1	Accessibility	15
	4.2	Climate	15
	4.3	Local Resources	15
	4.4	Infrastructure	15
	4.5	Physiography	17
5.0	HISTORY		18
	5.1	Prior Ownership of Property	18
	5.2	Previous Work	18
	5.3	Historical Mineral Resources and Mineral Reserves	19
	5.4	Past Production	22
	5.5	Exploration	22
6.0	GEOLOGICAL SETTING		24
	6.1	Regional Geology	24
	6.2	Property Geology	24
7.0	DEPOSITS TYPES		29
	7.1	Mineralized Zones	29
8.0	DRILLING PROGRAM (2003-2004)		34
9.0	SAMPLING METHOD AND APPROACH		36
10.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY		37
	10.1	Sample Preparation	37
	10.2	Analysis	37
11.0	QUALITY ASSURANCE AND QUALITY CONTROL		39
12.0	ADJACENT PROPERTIES		46
13.0	MINERAL PROCESSING AND METALLURGY		47
	13.1	Introduction	47
	13.2	Previous Testwork	47
	13.3	Recent Testwork by Aurizon	47
14.0	MINERAL RESOURCES ESTIMATION		51
	14.1	Database	51

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	14.2	Density Determination	51
	14.3	Mineral Resources Classification	52
	14.4	Mineralisation	52
	14.5	Data Used	52
	14.6	Solid Body Modelling	53
	14.7	Statistical Analysis	53
	14.8	Capping of High Grade Values	57
	14.9	Compositing	57
	14.10	Variogram Analysis	57
	14.11	Block Modelling	57
	14.12	Grade Interpolation	58
	14.13	Mineral Resources Classification	60
	14.14	Previous Mineral Resources Estimates	60
15.0	CONCLUSIONS AND RECOMMENDATIONS		64
16.0	CERTIFICATE OF QUALI FICATIONS		65
17.0	REFERENCES		66

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List of Tables

Table 1.1 - List of Abbreviations	2
Table 3.1 - Aurizon Mines Legal Titles	9
Table 3.2 - Existing Environmental Approvals	12
Table 5.1 - Drilling Program Summary Prior to Aurizon Ownership	18
Table 5.2 - Casa Berardi Mine Historical Mineral Reserves and Mineral Resources	19
Table 5.3 - Casa Berardi Mine Historical Production	22
Table 14.1 - Density Determination - Zone 113 Upper Part - 2004	52
Table 14.2 - Assays Statistics - Zone 113 Lower Part	53
Table 14.3 - Capping of High Grade Values - 113 Zone Lower Part	57
Table 14.4 - Statis tics - Drill Holes Composites - Zone 113 Lower Part	57
Table 14.5 - Drill Holes Intersects	59
Table 14.6 - Grade Interpolation Parameters - Zone 113 Lower Part	60
Table 14.7 - Zone 113 Lower Part - Resources Estimation	60

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List of Figures

Figure 3.1 - Abitibi Area and Location of Mining Project	6
Figure 3.2 - Location Map of Casa Berardi Project	7
Figure 3.3 - General Site Plan - Existing Infrastructure
Figure 5.1 - Casa Berardi Mine Historical Mineral Resources	20
Figure 5.2 - Casa Berardi Mine Historical Mineral Reserves	21
Figure 5.3 - Casa Berardi Mine Historical Mineral Resources and Reserves	21
Figure 6.1 - Regional Geology	25
Figure 6.2 - Property Geology	28
Figure 7.1 - Casa Berardi - Composite Longitudinal Section	30
Figure 10.1 - Laboratory Inspection Flowchart	38
Figure 11.1 - CRM Assays from Aurizon	40
Figure 11.2 - SGS QA/QC Results	41
Figure 11.3 - SGS Pulp Re -Assay	42
Figure 11.4 - SGS Pulp Duplicate	43
Figure 11.5 - Pulp Samples (SGS vs. Chimitec)	44
Figure 11.6 - Coarse Rejects (SGS vs. Chimitec)	45
Figure 14.1 - Zone 113 Lower Part - Assays Distribution	54
Figure 14.2 - Assay Distribution - Logarithmic Scale - Zone 113 Lower Part	55
Figure 14.3 - Longitudinal View - Zone 113	56
Figure 14.4 - Zone 113 - Resource Below Level 700 - Level 740
Figure 14.5 - Zone 113 - Resource Below Level 700 - Section 11352.5E

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EXECUTIVE SUMMARY

The current mineral resources estimate and audit of the Zone 113 Lower Part (below the 700 m level) of the Casa Berardi Mine (Mine) has been performed by Met-Chem, essentially based on data provided by Aurizon. This data included drill hole databases and geological interpretation prepared by Aurizon geologists incorporating information generated by them. Although, Met-Chem did not verify in detail the full correctness of the information provided for this assessment, it is Met-Chem's opinion that the data used for this estimation is valid and representative of the geological context.

The Casa Berardi property is located in the Province of Québec, approximately 95 km north of the town of LaSarre, in the municipality of James Bay. The property extends along an east-west axis for more than 43 km and reaches 3.5 km in width. The East and West Mines, separated by the Principal Zone, are located along a 5 km mineralized corridor. The main infrastructure at the East Mine consists of a processing mill, a decline and a shaft. Underground access to the West Mine is provided by a decline and is connected to the East Mine by a long track drift at the 280 m level.

Production began at the East Mine in September 1988 and at the West Mine in April 1990. The total combined production for the period from 1988 to 1997 was 3.5 million tonnes at an average grade of 7.1 g/t. The total gold recovered during operating years was 688,400 ounces for an average mill gold recovery over the mine life of 87.0%.

Following the acquisition of the Casa Berardi Mine (Mine), Aurizon outlined a large surface drilling program to investigate the West Mine Area. A total of more than 76,000 m of core was drilled during the 1998-99 campaign.

In April 2003, Aurizon began an underground exploration program to test the continuity of the mineralisation of the previously outlined Zone 113. The program included the development of a ramp from level 450 of the West Mine down to level 550, the development of an exploration drift (550 level), a cross cut through the mineralisation on section 11200 E, and diamond drilling. From December 2003 to December 2004, drilling was carried out from section 11100 E to section 11550 E and vertically from elevation 4300 to 4900 (Level - 400 m to level - 900 m).

The program successfully delineated the mineralized sectors and the relationship between the different lenses interpreted in the earlier model. The new drilling shows that the mineralisation is associated with a large folded quartz vein along the Casa Berardi Fault.

The quartz vein is located in sedimentary rocks that are predominantly wacke and mudrock types. The Casa Berardi Fault, that runs east-west and has a dip of ± 80o to the south, cuts all the lithologies and mineralisation. North of that fault, the rock type changes to a thick sequence of wacke that is very homogeneous. Gold grade from sample to sample is very variable, however

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vein grade is more consistent. High grade portions are associated to free gold mineralisation that is easily observed in the core.

In total, thirty-seven (37) holes that have been used to define the Zone 113 Lower Part were drilled from an underground exploration drift on the 550 m level. This part of Zone 113 has been interpreted using ten (10) geological cross-sections spaced at 25 m which cover the deposit area from 11225 E to 11425 E. On each cross-section, 4.0 g/t Au envelopes have been drawn to delineate each of the auriferous zones.

Met-Chem used the sectional geological interpretation provided by Aurizon to construct the three-dimensional solid bodies representing the boundaries of the auriferous zones for the Zone 113 Lower Part, using MineSight software.

As presented in the following table, the resources of Zone 113 below the 700 m level are estimated at 838,000 tonnes at an average grade of 13.7 g/t Au in the Indicated category and 2400 tonnes at 16.8 g/t in the Inferred category. These resources are undiluted and no cut-off has been applied. However, a capping (upper limit) of 115g/t Au to the high grade values has been applied.

Zone 113 Lower Part - Resources Estimation

Indicated Resources		Inferred Resources
Tonnage	Grade g/t Au	Tonnage	Grade g/t Au
838,000	13.7	2,400	16.8

Overall, Met-Chem believes that the data used for the estimation of the resources adequately reflects the continuity of Zone 113 Lower Part, and that this estimate is reasonable and appropriate.

In 2004, a bankable feasibility study on the Zone 113 Upper Part (above the 700 m level) proved the technical feasibility and economic viability of transforming the resources outlined in that part of the zone into reserves. Zone 113 Lower Part provides as good a potential of transforming the resources into reserves and as the zone is still open at depth, the potential of increasing the current mineral resources is also good. For these reasons, in Met-Chem's opinion, Zone 113 Lower Part warrants further work.

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1.0

INTRODUCTION AND TERMS OF REFERENCE

1.1

Introduction

The current mineral resources estimate and audit of Zone 113 Lower Part (below the 700 m level) of the Casa Berardi Mine (Mine) has been performed by Met-Chem, essentially based on data provided by Aurizon. This data included drill hole databases and geological interpretation prepared by Aurizon geologists incorporating information generated by them. Even if the present estimate is limited to Zone 113 Lower Part and based on drill holes drilled between September to December 2004, it also used data generated during the 2004 exploration campaign and used for the Feasibility Study Report prepared by Met-Chem in 2004-2005. Although Met-Chem did not verify in detail the full correctness of the information provided for this assessment, it is Met-Chem's opinion that the data used for this estimation is valid and representative of the geological context.

1.2

Scope of Work

Met-Chem has been retained by Aurizon to produce an independent technical report (Report) on the mineral resources of Zone 113 Lower Part which would be in accordance with the National Instrument 43-101 Guidelines.

To perform these tasks, Met-Chem has followed the following methodology:

  Site visit;

  Examination of available drill core;

  Meeting with exploration personnel;

  Review of drill holes database;

  Review of analytical procedures;

  Review of the geological interpretation done by Aurizon;

  Creation of a Geological 3-D Model on MineSight which is being used as support to the resources estimation;

  Resources Estimation in accordance with the "Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Minerals Reserves Definition Guidelines".

1.3

Basis of the Report

This report is based on data made available to Met-Chem by Aurizon through:

  Drill holes database;

  Geological interpretation performed by Aurizon geologists on ten (10) geological cross-sections;

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  Historical review of the Project;

  Site visit made at the Casa Berardi site by Mr. Guy Saucier, Eng. on January 18th and 19th, 2005;

  Drill core examination;

  Discussions held with Robert Crépeau, Casa Berardi Superintendent Technical Services, Jeannot Boutin, Chief Geologist and Réal Parent, Senior Geologist, all working for Aurizon and all Qualified Persons;

  Computerized data provided by Aurizon in MS-ACCESS, DXF, and ASCII Format;

  Various reports listed in Section 17.0.

1.4

Units

All units are metric and the following table shows abbreviations used in this report.

Table 1.1 - List of Abbreviations

Abbreviation	Meaning
Tonnes or t	metric tonnes
Tons	short tons (0.907185 tonnes)
Mt	millions of metric tonnes
My	millions years
kg	Kilograms
g	Grams
oz	ounce (31.1035 grams)
g/t	grams/tonne or ppm
ppm, ppb	parts per million, parts per billion
m	Metres
km	Kilometres
m3	cubic metres
s.g.	specific gravity

1.5

Met-Chem's Qualifications

Met-Chem is based in Montreal and was incorporated in October 1969 as a Canadian subsidiary of UEC Technologies LLC, which is part of U.S. Steel Corporation, Pittsburgh, Pennsylvania.

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Since then, Met-Chem's mandate has been to offer a complete range of consulting and engineering services to the mining industry. Including exploration, geological, resources evaluation, mine design, and process design, etc.

Met-Chem is currently preparing and has prepared a number of reports corresponding to National Instrument 43-101 Guidelines. Its team of geological and mining experts are able to thoroughly integrate themselves in the client's team to work with the client to produce the audits necessary to satisfy the requirements of 43-101 guidelines.

One of Met-Chem's expert is Mr. Guy Saucier who has been responsible for the preparation of this report. His credentials are summarised in the following paragraphs.

This technical report has been prepared by Guy Saucier, a geological engineer registered with "l'Ordre des Ingénieurs du Québec". He has over twenty (20) years of experience in mining and geological engineering related to exploration, mining development, and operation. He has participated in numerous feasibility studies related to gold, base metals, iron ore, coal, bauxite and industrial minerals. Specific expertise includes exploration campaign, geological modelling, resources/reserves calculation and audit as well as mine planning.

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2.0

DISCLAIMER

While the services performed by Met-Chem to create the Report were in accordance with good engineering principles as practiced by competent engineering organisations, the analysis, information, opinions and recommendations provided by Met-Chem in this report are advisory only and are based on the information supplied by Aurizon and others. The present report is directed solely to the development and presentation of data and evaluations to permit Aurizon to reach informed decisions.

It should also be understood that the Mineral Resources, presented in this report, are estimates of the size and grade of the deposits based on limited sampling and the assumptions and the parameters currently available. The level of confidence in the estimates depends upon a number of uncertainties and no assurance can be given that the estimates of Mineral Resources will be recovered.

Met-Chem's estimates are based on methodologies and procedures constant with accuracy levels as stated in the Report using its professional judgement. However, Met-Chem does not warrant the accuracy of the estimate.

Met-Chem disclaims any liability to Aurizon and to third parties in respect of the publication, reference, quoting, or distribution of this report or any of its contents to and reliance thereon by any third party.

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3.0

PROPERTY DESCRIPTION AND LOCATION

3.1

Location

The Casa Berardi property is located in the Province of Québec, approximately 95 km north of the town of LaSarre, in the municipality of James Bay (see Figure 3.1 and Figure 3.2). The longitude and latitude coordinates of the mine site are longitude 79o 16' 46.4" and latitude 49o 33' 56.7". The property is limited to the west by the Québec/Ontario border and covers part of the Casa Berardi, Dieppe, Raymond, D'estrées and Puiseaux townships.

3.2

Property Description

The Casa Berardi property extends along an east-west axis for more than 43 km and reaches 3.5 km in width. Even though the overall property covers several thousands hectares, the area directly involved in the Project covers only a few hectares. The East and West Mines, separated by the Principal Zone, are located along a 5 km mineralized corridor. The main infrastructure at the East Mine consists of a processing mill, a decline and a shaft (see Error! Referen). Underground access to the West Mine is provided by a decline and is connected to the East Mine by a long track drift at the 280 m level. Existing infrastructure is further described in Section 4.4 of this Report.

3.3

Legal Titles

As part of the Feasibility Study Report prepared by Met-Chem in 2004-2005, a review of the legal titles under Aurizon ownership was conducted and the findings are presented in the following subsections.

3.3.1

Description of Legal Titles

The property is composed of 284 contiguous designated claims, covering a total of 13,967.7 hectares, and two (2) mining leases (BM 768 and BM 0000833), covering 367.09 and 84.35 hectares respectively, for a total of 14,419.14 hectares. Other legal titles, under the name of Aurizon, include the non-exclusive lease BNE 0010752, the tailings lease 70218, and an additional five (5) hectares of land contiguous to mining lease 768 for rock waste material storage. Table 3.1 lists Aurizon legal titles along with their expiry dates.

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Figure 3.1 - Abitibi Area and Location of Mining Project

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Figure 3.2 - Location Map of Casa Berardi Project

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Figure 3 .3

FIGURE 3.3
11 000 N
10 000 N
9 000 N
8 000 N
7 000 N
11 000 E
12 000 E
13 000 E
14 000 E
15 000 E
16 000 E
17 000 E
Garage
Ramp portal
Dry house
WEST MINE
Compressors and ventilation raise intake
Gate
Casa Berardi Project
Former settling pond
Decommissioned concrete plant building
Road (Casa Berardi, East-West)
EAST MINE
East shaft
Ramp portal
Mill
Process water pond
Access Road
Tailings pond
#1
#2
#3
Polishing pond
Deviation ditch
Power line 120 kV

MET-CHEM
MONTREAL CANADA

AURIZON

CASA BERARDI PROJECT – FEASIBILITY STUDY

GENERAL SITE PLAN
EXISTING INFRASTRUCTURE

DESIGNED	DATE	CHECKED	DATE
M.J. BUCHANAN	04/10/25	MJ BUCHANAN	05/02/16
DRAWN	DATE	APPROVED	DATE
A.GALARNEAU	04/10/25	L. POULIN	05/02/16
SCALE 1=20000		DEPARTMENT MINING	
CLIENT APPROVAL		ISSUED FOR CONSTRUCTION	

NO	DATE	TITLE	BY	APP
B	05/02/16	ISSUED FOR FINAL FEASIBILITY STUDY REPORT	AC	MJB
A	04/12/17	ISSUED FOR FEASIBILITY STUDY REPORT	AC	MJB

REVISIONS

DESSIN MET-CHEM A3-23066-0011-L REV. B

THIS DRAWING IS CONFIDENTIAL IN DESIGN AND DETAIL AND IS
THE PROPERTY OF MET-CHEM CANADA INC.
IT MUST NOT BE USED EXCEPT IN CONNECTION WITH MET-CHEM WORK.
ALL RIGHTS OF DESIGN AND INVENTION ARE RESERVED.

FILE: P:\23066\Autocad\DESSREV\Fev16-2005\0011-L-08.dwg, 05/02/17 AT 13:24; U=M PU=' DU=1 OF=A3

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Table 3.1 - Aurizon Mines Legal Titles

Identification	Location Township	Type	Number	Area (ha)	Expiry date
BNE 0010752	Laberge	Non-exclusive lease to mine surface mineral substances (gravel)	1	-	2005-03-31
CDC (varied numbers)	32E11	Designated claim	279	13,791.79	2005-05-09
CDC (1098157 to 1098161)	32E12	Designated claim	5	145.91	2005-05-09
BM 0000833	Casa Berardi	Mining lease	1	84.35	2015-12-17
BM 768	Casa Berardi	Mining lease	1	397.09	2008-04-28
	Casa Berardi	Additional area to mining lease to store waste rock	1	5.00	2005-10-01
Bail 70218	32E11	Tailings Pond (earth)	1	413.86	2007-05-31

For administrative purposes, the property was subdivided into two areas, Casa Berardi Mine and Casa Berardi Exploration. The Mine area includes all titles located between the two mines (62 claims and 2 mining leases totalling 3095.18 hectares) while the Exploration area includes the claims located in the eastern and western extensions of the deposits (222 claims for 11,323.96 hectares).

All mining titles are registered under Aurizon.

The expiry date indicates that a renewal request must be handed over no later than the date identified in order to maintain its active status.

Lease 70218 (see Table 3.1) was valid for a period of fifteen (15) years to May 31, 2007. The additional five (5) hectares of land for waste rock disposal was granted to Aurizon and is valid until October 1, 2005.

Aurizon is no longer holding titles in Ontario.

3.3.2

Audit on Mining Titles

Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year. The report on mining titles was last updated on September 15, 2004. No changes have occurred since. Other than the inventory of the mining titles, the report indicates the location, the registration and renewal dates, the area covered, the work credits, the required amount of works, rents and taxes.

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Met-Chem has independently verified the status of Mining Titles and confirms the content of the latest Gescad Report.

3.3.3

Rents, Statutory Works and Taxes

According to Québec's Mining Act, the renewal of claims takes place every two years and its cost is a function of the area of the claim. According to the Gescad Report dated September 15, 2004. The Casa Berardi claims were reviewed and are in good standing until May 9, 2005.

The Mining Act stipulates that title holders are required to conduct statutory work during the validity period of the claim. According to the Gescad reports, each claim or lease shows excess spending amounts for required works. These amounts are put to the credit of the claims and are expected to cover several years in most cases, even though the CDC will need to be renewed in 2005.

3.3.4

Royalty

As of July 4, 2002, Aurizon has purchased all rights, title and interest of TVX in the net smelter return royalty that was previously granted by Aurizon as partial consideration for the payment of the purchase price for the Casa Berardi property of April 30, 1998.

3.3.5

Transfer of Mining Titles

Aurizon owns a 100% interest in the mining rights of the Casa Berardi property. The transfer of the mining rights regarding titles registered for the property was completed on September 15, 1998. The transfer of the mining rights on the tailings lease was completed on December 3, 1998.

Title BNE 8685 (Township Laberge) is expired and is no longer under the responsibility of Aurizon.

3.3.6

Mining Leases

Two mining leases were granted by Québec's Ministry of Natural Resources.

Mining lease 768 was granted on April 29, 1988 and expires, as indicated in Table 3.1, on April 28, 2008. Taxes are to be paid on April 28 of each year and according to Gescad's Report, the cost for this year's renewal is $15,892.33.

Mining lease 833 was granted on December 18, 1995 and expires, as indicated in Table 3.1, on December 17, 2015. Taxes are to be paid on December 18 of each year and according to Gescad's Report, the cost for this year's renewal is $3120.95.

Tax payment for 2004 has been made for mining lease 768 while tax payment for 2003 has been made for mining lease 833.

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3.3.7

Other Leases

Taxes totalling $35,703.76 for the tailings lease BM 70218 were paid for the period extending from May 1, 2004 to April 30, 2005.

Taxes for the additional five (5) hectares required for waste material storage were paid in October 2003 at a cost of $1737.37.

The non-exclusive surface mineral substances lease BNE 0010752 is located in Laberge Township, approximately 20 km south of the property. The lease was renewed and is valid until March 31, 2005.

3.3.8

Survey

The Casa Berardi property was legally surveyed by Mr. Paul Descarreaux, land surveyor. BM 768 was surveyed in April 1989 (minutes 5927), BM 833 in January 1993 (minutes 8360) and BNE 70218 (Block 2) on June 12, 1993 (minutes 7769).

3.4

Permits and Approvals

This section provides an overview of the existing state of the permits and approvals at the Mine. In addition, it identifies the expected changes that will be required upon the reactivation of the Project in terms of requirements for additional permits and approvals.

3.4.1

Existing Environmental Approvals

The list of environmental approvals that have been obtained to date for the Project is given in Table 3.2. This table presents an historical account of the different approvals that were obtained for the Casa Berardi property.

Approvals obtained by previous owners and transferred to Aurizon cover the following aspects of the project:

  The ore extraction, beneficiation and implementation of a tailings pond for the Mine East Mine;

  The operation of the West Mine;

  The operation of a borrow pits for clay material;

  The operation of a quarry;

  The Kaackakosiq water stream diversion, the Mine East project;

  The operation of a cement concrete plant;

  The installation of a septic tank near the East Mine hoist shaft.

In addition to the environmental approvals transferred from previous owners, a series of approvals were obtained by Aurizon since they became owner of the project and they cover the following:

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  The authorisation certificate for the extraction and ore beneficiation of the the Mine East site was modified on September 10, 2001 to increase the production rate at the concentrator;

  The authorisation certificate for the operation of the Mine West was modified on February 21, 2001 to increase the production rate to 3920 tonnes per day;

  A groundwater abstraction notice was prepared for the drinking water wells and the mine water pumping system for East mine. It was acknowledged by the Ministry of Environment on June 26, 2003;

  The site rehabilitation plan for the Mine East and West sites was approved by the Ministry of Natural Resources on May 8, 2000. Aurizon Mines received approval to add a new 5 hectares waste rock pile to their site rehabilitation plan on April 11, 2003.

Table 3.2 - Existing Environmental Approvals

Type of approval	File number	Purpose	Date of approval
Casa Berardi East
Authorisation certificate	7610-10-01-70016-23	Ore extraction for East Mine ramp and 600,000 t/y gold processing plant and tailings pond	1987-01-14
Modification to authorisation certificate	7610-10-01-70016-23	Mining and ore beneficiation of Casa Berardi East (actualisation and increased tailings capacity)	1992-12-23
Modification to authorisation certificate	7610-10-01-70016-23 (1139981)	The addition of a second shaft at Casa Berardi East	1998-02-19
Authorisation certificate transfer	7610-10-01-70016-23 (08000091)	Mining and ore beneficiation of Casa Berardi East	1998-09-14
Modification to authorisation certificate	7610-10-01-70016-23 (080001731)	Increased production rate of concentrator at Casa Berardi East	2001-09-10
Casa Berardi West
Authorisation certificate	7610-70049-00	Operation of the Casa Berardi West Mine at a rate of 470 tonnes per day	1990-06-29
Modification to authorisation certificate	7610-10-01-70017-00	Operation of the Casa Berardi West Mine (actualisation request)	1992-07-02
Authorisation certificate transfer	7610-10-01-70017-25 (08000098)	Operation of the Casa Berardi West Mine	1998-09-14
Modification to authorisation certificate	7610-10-01-70017-25 (080001255)	Increased production rate (2800 tonnes per day) at the Casa Berardi West Mine	2000-10-27
Modification to authorisation certificate	7610-10-01-70017-25 (200001433)	Increased production rate (3920 tonnes per day) at the Casa Berardi West Mine	2001-02-21
Kaakakosig stream diversion
Authorisation certificate	-	Kaakakosig stream diversion	1990-02-19
Authorisation certificate transfer	7610-10-01-70016-21 (080000086)	Kaakakosig stream diversion - Casa Berardi East	1998-09-14
Hazardous waste storage
Authorisation certificate	-	Construction and use of a hazardous waste storage area	1991-01-18
Authorisation certificate transfer	7610-10-01-70016-22 (080000097)	Construction and use of a hazardous waste storage area	1998-09-14

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Clay borrow pit (UTM 628651m.E et 5491673m.N)
Authorization certificate	7610-10-01-70016-24 (1115875)	Operation of a clay borrow pit (UTM 628651m.E et 5491673m.N)	1995-08-07
Authorization certificate transfer	7610-10-01-70016-24 (080000088)	Operation of a clay borrow pit (UTM 628651m.E et 5491673m.N)	1998-09-14
Clay borrow pit (UTM 629152m.E et 5491646m.N)
Authorization certificate	7610-10-01-70016-00 (1115937)	Operation of a clay borrow pit (UTM 629152m.E et 5491646m.N)	1995-09-18
Authorization certificate transfer	7610-10-01-70016-00 (080000090)	Operation of a clay borrow pit (UTM 629152m.E et 5491646m.N)	1998-09-14
Gravel borrow pit (UTM 628949m.E et 5491390m.N)
Authorization certificate	7610-10-01-70016-25 (1115874)	Operation of a gravel borrow pit (UTM 628949m.E et 5491390m.N)	1995-08-07
Authorization certificate transfer	7610-10-01-70016-25 (080000089)	Operation of a gravel borrow pit (UTM 628949m.E et 5491390m.N)	1998-09-14
Septic tank near the East Mine hoist room
Authorization (LQE art.32)	7610-10-01-70016-27 (1131757)	One 1500 gallon septic tank and one 3405 litres septic tank near the hoist room	1997-03-12
Operation of a cement concrete plant
Authorization certificate	7610-10-01-86019-00 (1115974)	Operation of a cement concrete plant	1995-11-06
Authorization certificate transfer	7610-10-01-70016-28 (080000087)	Operation of a cement concrete plant	1998-09-14

An authorization certificate was requested in November 2000 for a paste backfill plant, but was not accepted by the Ministry of Environment mainly due to the fact that the paste backfill plant was not expected to be put into production for another three (3) years. However, in the current Report, the paste backfill option has been replaced by cemented rock fill and since provisions have been made for the rehabilitation of an existing cement preparation plant, no further approval will be required.

A request for authorisation to install a new surface pumping system for fire protection at the West Mine has been recently submitted to the Ministry of Environment and the authorisation is expected to be delivered soon.

3.4.2

Additional Environmental Approvals

An evaluation of the requirement for permits and approvals of the Project was undertaken by Roche Ltée Groupe-Conseil (Roche) in March, 2004 and is detailed in the report "Étude de planification stratégique" presented to Aurizon. Met-Chem has reviewed the report and agrees with its main findings.

According to this report, other permits and approvals remain to be obtained before the mine can be authorised to operate. Besides sectorial authorisations such as a permit to operate/construction on forest land and the verification with the Ministry of Natural Resources, Fauna and Parks for approval of the location of existing waste rock piles, mill and tailings pond, the following approvals will have to be obtained:

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  Amendment to the existing approval of the West Mine activities to indicate the new depth of the ramp established at level 690 and the modifications to the design of the underground water settling reservoir;

  Approval for the sanitary waste water treatment;

  Amendment to the existing approval for the mill activities to indicate the modifications to the process and the new approach for cyanide destruction using the existing installations for the Inco SO2 Air cyanide destruction process;

  Amendment to the existing approval for increased capacity of the tailings pond;

  Approval for an additional 76 hectares of land contiguous to tailing lease 70218 to cover increased capacity of the tailings ponds;

  Existing abstraction notices should be revised to include any changes to the pumped volume of groundwater;

  Inspection and approval of the SO2 and elution pressure storage vessels;

  Approval for proposed water treatment system of final effluent.

It should be noted that the preparation of the supporting documentation required for approval is underway for most of these permits. A favorable outcome is expected from the approval process provided that Aurizon completes the requirements identified by the Ministry of Environment.

According to Roche's report, waste rock should also be sampled and analysed as per Québec new Guideline on residual matter recovery.

Another series of environmental activities will have to be conducted at the beginning of the production. The site rehabilitation plan will have to be revised eighteen months after the onset of pre-production work. The request for the industrial wastewater reduction certificate ("attestation d'assainissement") should be prepared within the first trimester of production. The environment effect monitoring study, as required by the Metal Mining Effluent federal regulation, should be conducted as soon as 25% of the rated production is reached. A characterisation study will also have to be conducted at the closure of the mine.

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4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1

Accessibility

The Casa Berardi property is located 95 km north of the town of LaSarre, in the James Bay municipality in the Abitibi region of northwestern Québec. LaSarre is accessible from Montreal by road through provincial road 117 to Val d'Or and then Rouyn-Noranda. Rouyn-Noranda, being serviced by an airport, can alternatively be reached by airplane. LaSarre can be reached from Rouyn-Noranda through provincial roads 101 and 111. The 38 km all-seasoned gravel road to get to Casa Berardi can be reached from the paved road linking LaSarre to the Selbaie Mine through the village of Villebois. The exit to this 38 km all-seasoned road is approximately 25 km from Villebois.

4.2

Climate

The average yearly mean temperature for the area is slightly above the freezing point at 0.8oC. The average temperature in July reaches 16.8oC while for January it averages -17.9oC.

According to precipitation data gathered between 1961 and 1990, the average annual precipitation is 856 mm. Rain precipitation is more intense in September with an average of 113 mm of water. Snow precipitation is registered between October and May but is more important between November and March where the average monthly snow precipitation reaches 39 mm (expressed in mm of water).

4.3

Local Resources

Qualified manpower is readily available from the LaSarre area, a municipality of 7728 inhabitants (2001 census). Aurizon is currently relying on experienced staff and personnel with good mining expertise at the Project site and at the administrative office located in Val d'Or. Several mining contractors are based in the area, within a few hours from the mine site.

4.4

Infrastructure

The property extends along an east-west axis for more than 43 km and reaches 3.5 km in width. A 38 km all-seasoned gravel road off the paved road linking the village of Villebois to the Selbaie mine, provides easy access to the property. A gravel road links the East and West Mines infrastructure. A number of forestry roads are developed and provide east and west access to the rest of the property.

A 55 km long, 120 kV, power line, coming from Normétal, supplies power to the site.

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4.4.1

Existing Surface Infrastructure

Existing surface and underground infrastructure at the East Mine at the time of acquisition by Aurizon included the following:

  A 2200 tpd mill with expansion capacity to 2600 tpd;

  A tailings pond composed of three (3) cells, a polishing pond and a process water pond;

  A crushing plant;

  A two-storey administrative building covering an area of 1887 m2 with office space including a conference room, a warehouse, a dry, an infirmary, a laboratory, a main garage of 970 m2, a millwright shop and an electrical shop;

  A warehouse for reagents and lubricants;

  A second garage covering an area of 430 m2 used as a core shack;

  A pumping station;

  A backfill plant located at the ventilation raise collar;

  A hoistroom, headframe and a 379 m deep shaft;

  A decline down to the 565 m level;

  A series of ramp-connected levels.

Existing surface and underground infrastructures at the West Mine include the following:

  A backfill plant including a compressor room and a ventilation raise intake:

  Settling ponds;

  A pumping station;

  A 380 m2 garage;

  A dry house with offices and warehouse;

  A second warehouse;

  A camp to accommodate construction crews;

  A core shack;

  A gate house;

  A decline down to the 460 m level providing access to all intermediate levels between levels 145 and 460.

There is no infrastructure related to the Principal Zone. A 5 km long track drift joins the East and West Mines and provides access to the Principal Zone at the 280 m level.

Some mining equipment remaining from the previous operation is on site.

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4.4.2

New Infrastructure by Aurizon

In 2004, Aurizon has initiated the implementation of the West Mine Project supported by Zone 113. The following has been done to date:

  Extension of the existing decline (ramp) from the 460 to the 550 level to carry out the required exploration drilling of Zone 113;

  Subsequent extension of the decline to the 570 level;

  Sinking of shaft collar to 42 metres (completed in late November);

  Foundations for headframe, backlegs, hoist, hoist building and silos;

  Alimak shaft pilot raises (2.4 x 2.4 m dia.) from the 280 level to the shaft collar and from the 550 to the 280 level;

  Alimak vent raise of 3.4 m between the 550 and 280 levels, 100 m out of 275 m completed in December;

  Ramp rehabilitation from surface to the 460 level;

  Rehabilitation of all accesses in time for new development;

  Rehabilitation of the production hoist.

4.5

Physiography

The topography is generally gentle and is mostly characterised by swamps and thick overburden coverage (up to 60 m locally). The average elevation varies between 270 and 360 m above sea level. An esker crosses the property south of the West Mine and was once quarried for gravel. According to the map of ecological regions of Québec, the area falls within the boreal zone and the spruce and moss domain. The forested zones are characterised mainly by jack pine and spruce and have generally been logged. Regarding the project construction area, it is characterised by swamps and is therefore classified as a bare to semi-bare wetland. The Turgeon River crosses the property in its western part while Raymond Lake is located to the east of the mines.

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5.0

HISTORY

5.1

Prior Ownership of Property

Before 1974, the Casa Berardi area was explored for base metal and iron formation. In 1974, the first thirteen (13) claims were staked by Inco Gold Co. (Inco). The discovery hole was drilled in 1981 and five hundred and ninety (590) additional claims were staked. In 1983, a joint venture agreement was reached between Inco and Golden Knight Resources Inc. (Golden Knight). The following years were marked by exploration drilling and, eventually, project engineering and construction. September 12, 1988 marked the official opening of the East Mine while the commercial production of the West Mine began in 1990, both under the ownership of Inco/Golden Knight.

In 1991, TVX Gold Inc. (TVX) acquired Inco's 60% interest in the project. In 1994, TVX and Golden Knight purchased the remaining interest in the Domex claim block, part of the Principal (Main) zone between the West and East Mine, from Teck Corporation. In January 1997, TVX announced the closure of the East Mine followed two months later by the closure of the West Mine.

The Casa Berardi assets and property had been offered for sale in the Fall of 1996. In January 1997, Aurizon had expressed its interest in a letter to TVX.

Finally, following due diligence work, Aurizon signed an agreement and completed the acquisition of all Casa Berardi assets and mining rights in September 1998.

5.2

Previous Work

Prior to the acquisition of the project by Aurizon, 3769 holes were drilled on the property for a total of 463,492 m. About 92% of these holes were located in the area between the West Mine and the East Mine. Table 5.1 summarizes the drilling program.

Table 5.1 - Drilling Program Summary Prior to Aurizon Ownership

Project	Location	Drill holes	Metres
Casa Berardi - Exploration	West side	205	18,695
	East side	261	17,821
Casa Berardi - Mine	West Mine	1,480	177,876
	Main Mine	379	76,037
	East Mine	1,444	173,063
TOTAL		3,769	463,492

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5.3

Historical Mineral Resources and Mineral Reserves

The first mineral inventory published for the Mine was in 1987. The mineral reserve estimation reported 11.1 million tonnes grading 6.8 g/t Au for a gold content of 2.4 million ounces (all categories). Mineral Reserves were estimated yearly during the life of the mine until 1997. Following the collapse of the crown pillar at the East Mine, the operations were shut down in January 1997. In December 1997, after the East Mine was isolated from the West Mine by a hydrostatic fence, the remaining mineralisation of the West Mine was reclassified as Mineral Resources.

From 1998 to 2000, Aurizon re-evaluated the Mineral Resources throughout the property. In December 2000, following an aggressive exploration program and an internal Feasibility Study, Aurizon published a new statement of Mineral Resources and Mineral Reserves. Table 5.2 and Figure 5.1 to Figure 5.3 show the evolution of the mineral inventory at the Mine from 1987 to 2003.

A review of the previous estimation related to the Zone 113 Lower Part only is detailed in Section 14.14.

Table 5.2 - Casa Berardi Mine
Historical Mineral Reserves and Mineral Resources

Year End	Mineral Resources			Mineral Reserves
	Tonnage	Au g/t	Gold Ounces	Tonnage	Au g/t	Gold Ounces
Dec. 1987				11,106,000	6.8	2,421,000
Dec. 1988				12,212,000	7.4	2,909,000
Dec. 1989				9,652,000	7.3	2,251,000
Dec. 1990				8,934,000	7.1	2,028,000
Dec. 1991				6,234,000	6.3	1,265,000
Dec. 1992				6,216,000	6.4	1,275,000
Dec. 1993				4,767,000	6.2	946,000
Dec. 1994				4,526,000	6.1	881,000
Dec. 1995				3,253,000	5.9	620,000
Dec. 1996				6,199,000	5.5	1,105,000
Dec. 1997	3,189,000	5.8	591,000	0		0
Dec. 1998	4,230,000	5.3	725,000	0		0
Dec. 1999	9,176,000	7.8	2,313,000	0		0
Dec. 2000	4,538,000	7.7	1,129,000	6,934,000	6.8	1,505,000
Dec. 2001	4,538,000	7.7	1,129,000	6,934,000	6.8	1,505,000
Dec. 2002	4,538,000	7.7	1,129,000	6,934,000	6.8	1,505,000
Dec. 2003	5,767,000	7.0	1,293,000	6,934,000	6.8	1,505,000

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During the period 1987 to 1996, there appears to have been substantial changes in the criteria used for ore reserve estimation as there are large variations from one year to the next that are well above the annual production tonnage reported.

Figure 5.1 - Casa Berardi Mine
Historical Mineral Resources

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Figure 5.2 - Casa Berardi Mine
Historical Mineral Reserves

Figure 5.3 - Casa Berardi Mine
Historical Mineral Resources and Reserves

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5.4

Past Production

Production began at the East Mine in September 1988 and at the West Mine in April 1990. The total combined production for the period from 1988 to 1997 was 3.5 million tonnes at an average grade of 7.1 g/t. The total gold recovered during operating years was 688,400 ounces for an average mill gold recovery over the mine life of 87%. Although average statistics are not readily available for daily production, it appears that during the life of the operation, the mill operated at an average rate of less than 1800 tpd. Annual production figures are presented in Table 5.3.

Table 5.3 - Casa Berardi Mine
Historical Production

Year	Tonnes Milled	Grade Au g/t	Rec. (%)	Oz Rec.
1988	124,057	5.9	88.0%	19,025
1989	337,130	5.5	86.4%	51,096
1990	361,935	8.9	87.4%	88,999
1991	487,769	8.7	86.9%	119,015
1992	315,938	9.3	87.1%	80,319
1993	306,597	10.0	89.3%	86,964
1994	550,638	6.5	86.8%	97,518
1995	469,542	4.7	85.7%	61,179
1996	498,405	5.4	87.2%	76,039
1997	51,356	5.8	87.2%	8,270
TOTAL	3,503,367	7.1	87.0%	688,424

The maximum annual production of over 550,000 tonnes was achieved in 1994, then it fell below 500,000 for the remaining years of production. Production was stopped in early 1997 due to a cave-in at the East Mine.

In addition to the past gold production, Aurizon has recovered approximately 3800 ounces of gold from mill equipment clean up carried out essentially in years 2000 and 2001.

5.5

Exploration

Following the acquisition of the Mine, Aurizon outlined a large surface drilling program to investigate the West Mine Area. A total of more than 76,000 m of core was drilled during the 1998-99 campaign. Holes were planned to intersect mineralisation below the 400 m level. The program resulted in the discovery of

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Zone 113 and other smaller mineralized bodies such as Zones 109 and 111. The program was pursued and widely spaced holes were used to estimate mineral resources in those areas.

In order to increase the confidence level of the mineral resources and prove the potential of a mining operation, an underground exploration program was planned and performed in 2003-2004. A detailed description of this program is presented in Section 8.0.

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6.0

GEOLOGICAL SETTING

6.1

Regional Geology

The Project is located in the Northern part of the Abitibi Subprovince, a sub-division of the Superior Province, the archean core of the Canadian Shield. The Project area belongs to Harricana-Turgeon Belt (Lacroix 1991, 1994), which is a part of the North Volcanic Zone (Chown et al. 1989).

More specifically, the regional geology is characterized by a mixed assemblage of mafic volcanics and mostly flyshic sedimentary unit iron formations and graphitic mudrocks limited by large batholith with granodioritic to granitic composition.

Structurally, the property is enclosed in the Casa Berardi Tectonic Zone, a 15 kilometer wide corridor that can be followed over 200 kilometers. The network of East-West to East-South-East and West-North West ductile high strain zones follows principally lithological contacts. This is shown in Figure 6.1.

Many significant deposits and past producers of different types are present in the region. Base metals are or have been produced from the Joutel and Matagami camp, the former Selbaie Mine and Estrades Mine. New deposits have been delimited 15 kilometers south of Casa Berardi in the Gemini property. Eastward in the Casa Berardi structural trend, the former Eagle Telbel is the main deposit, followed by different properties (Douay, Vezza, Desjardins) with tonnages evaluated in the order of 1 to 3 million tonnes with grades between 4 and 6 g/t Au.

6.2

Property Geology

6.2.1

Stratigraphic Divisions

Property geological environment is centered on the Taïbi volcano-sedimentary domain, which is limited to the north by the Recher batholith and to the south by different volcanic domains of tholeiitic affinity. The Dieppe domain covers half of the south western part of the property and the Turgeon domain lies immediately south of the eastern half of the property. Dieppe volcanism is recognizable by thick (up to 100 m) massive flow or volcanic conduit with sub-ophitic textures indicating a deep volcanic environment with high magma generated rate.

Well defined sedimentary units in the flyshic sequence, like magnetite rich wacke and conglomerate, can be traced over tens of kilometers without significant facies variations. Inserted volcanics units with 5 to 15 kilometer extensions inside the sediments form lenses shape structures. Smaller lenses of a few hundred meter width are included inside the Casa Berardi deformation zone.

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Figure 6.1 - Regional Geology

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Basaltic to andesite flows generally have a thickness of less than 50 meters and show facies normal progression from coarse crystalline to massive, amygdalaire and vacuolaire facies with terminal lapillis tuffs and welded tuffs. Flows contact are identified by graphitic mudrock levels. Gabbroic sills related to the Dieppe domain are visible near flows contact. Turgeon volcanism is considered as a distal, near surface, more evolved volcanism environment.

Graphitic rocks in the form of pyritic graphitic mudrock, black chert, dirty wacke and conglomerate form a structurally related 500 meter wide assemblage that correspond to the Casa Berardi Fault position.

Stratigraphic sequence can be resumed by a basal mafic volcanism with inferred ages between 2730 and 2720 million years. Pyrite rich graphitic mudrock and related chert are identified as synchronous with volcanism by mixed composition fragmentary units of hyaloclastic origin. The main sedimentary event corresponds to the flyshic sequence deposition. U/Pb datation on iron formation and conglomeratic gives for the two facies ages between 2695 and 2692 million years (Pilote, 2000).

6.2.2

Structures

Mafic volcanic units show in plan a lenticular shape corresponding to structural doming. Polarity inversions are recognized in sediments on both sides of contacts of these units. Tight isoclinal folding form an asymmetric dome and basin pattern which is well preserved around volcanic units in iron formations.

A constant south dipping to near vertical penetrative fabric is generally developed in sedimentary units. Ductile deformation increasing inside the Casa Berardi tectonic zone is associated with > 8:1 steep stretching ratio with opposite plunges following dome and basin folding. Later crenulation clivages with undefined oblique orientation is relied to North East to North West fold components.

The Casa Berardi Fault is defined in the Casa Berardi area by an unconsolidated tectonic brecia corresponding to a graphite rich sediment sequence at the base of the Taïbi domain, a northern continuous mafic fragmentary volcanic units and a southern polymict conglomerate unit. The 200 to 600 meter fault associated ductile deformation zone shows a tight dome and basin pattern, dipping generally sixty degrees (60°) south, and can be traced along a basalt-conglomerate-iron formation sequence.

The Casa Berardi Fault crosscuts locally asymmetric (drag) fold axes in iron formation along the deposit, at the Principal Zone and Zone 160 position, indicating a early senestral displacement.

6.2.3

Alteration and Metamorphism

The regional metamorphism at lower greenshist facies, present elsewhere in the Harricana-Turgeon Belt, is locally influenced by a series of syn-tectonic batholite with associated thermic aureole. The Recher thermic

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 aureole limit follows the northern limit of the property located at around 2 km from the batholite limit and from the Casa Berardi Fault. At depth, observations and gravimetric profile linked to metamorphic rocks indicate a contact dipping south toward the Casa Berardi Fault.

Inside the contact metamorphism halo, sediments are affected by a quartz-plagioclase-biotite assemblage and chlorite-chloritoïde assemblage in the case of iron rich sediments. Garnet is locally visible. Mafic volcanics are affected by a plagioclase-tremolite assemblage. Chloritoïde, plagioclase, and garnet are porphyroblastic with chlorite-biotite pressure shadows indicating a synchrone crystallization with regional foliation development.

The property geology is shown in Figure 6.2.

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Figure 6.2 - Property Geology

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7.0

DEPOSITS TYPES

The Casa Berardi gold deposit can be classified as an archean sedimentary hosted lode gold deposit.

Gold mineralisation is located on a continuous formational graphitic mudrock unit corresponding to the Casa Berardi Fault plane. Deposit surface signature shows two main gold accumulations distributed over 5 km, concentrated mainly south of the Casa Berardi Fault, but which could be locally extended on both sides of it. The West Mine and East Mine deposits have produced 785,089 ounces of gold from 1,982,175 tonnes at 6.95 g/t in the East Mine and 1,682,448 tonnes at 6.33 g/t from the West Mine. From West to East, other zones such as Zones 113, 118-120, and the Principal Zone are related to the West Mine deposit, while the Cherty Zone, and Zones 157 and 160 are close to the East Mine deposit. A composite longitudinal section is shown in Figure 7.1

7.1

Mineralized Zones

7.1.1

Veins Type

Mineralisation volumes come from polyphased low sulphide quartz veins, centimetric to decimetric quartz veins networks with disseminated sulphides in host rocks and iron formation and pyrite rich chert highly carbonatized. Gold mineralisation can be illustrated schematically by a detachment along a lithological contact showing a strong rheological contrast. The Casa Berardi vertical fault plane is the main discontinuity. However, near the fault or in the middle of the deformation zone, fold noses in basalt and conglomerate generate quartz vein systems with associated shearing and faulting. Examples of the two contexts co-exist in each deposit. Mineralized iron formations are present exclusively north of CBF, where folded iron formations intersect the fault.

In spite of geometry variations, most vein systems intersect the Casa Berardi Fault. In the West Mine area, a continuous 2 meter thick, 400 meter large quartz panel continuous over 1400 meters, encloses most of the mineralized zones. Mineralisations are stacked following a double plunge interpreted as a structural dome.

Mineralized zones of the west part as Lower Inter, Inter and North West zones (NW Zone) show weak or no plunge, moderate (> 30°) south dip and extension with detachment from the fault at 130°. On the other side, mineralized zones such as zones 111 and 113 show a stronger plunge at > 50° with slightly variable dips between 70° south and 70° north in relation with Casa Berardi Fault tectonic breccia dip variation.

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Figure 7.1 - Casa Berardi - Composite Longitudinal Section

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Zone 113 has a vertical continuity of over 400 meters with the top at elevation 4600 meters. Lateral extension varies from 300 meters at elevation 4400 meters to 100 meters at elevation 4300 meters with a maximum extend of 350 m around elevation 4450 m. Strong thickness variations across the vein ranging from 2 to more than 40 meters, following regular near vertical axes and detachment with direction between N065° and N295°, are interpreted as fold noses.

7.1.2

Deposition Model

Some essential conditions were initially present in the Casa Berardi area during the formation of the volcano-sedimentary Harricana-Turgeon belt, preparing conditions for a later gold deposition event.

The Casa Berardi Fault represents an old discontinuity at the top of a mafic volcanic resulting in a basement that has hosted an important hydrothermal activity which resulted in chert and graphitic mudrock accumulation with large massive pyrite lenses. The 30 to 40 My unconformity between mafic volcanites and the flyshic sequence is exposed in many places along the Casa Berardi Fault. Iron formations and iron rich sediments are present near the base of the sequence and appear on both sides of the Casa Berardi Fault zone. Availability of sulphur and iron in the environment are two factors highly favourable for gold mobilization.

The tectonic evolution has generated many structural features that also appeared at different scales, to be a favourable context for gold deposit formations. Regional North-South main compression events are associated with tight kilometric isoclinal folding and verticalization of the geological units. The Casa Berardi Fault was generated during this stage by a detachment at the contact of a graphitic unit. Proximity of large volcanics units such as the Dieppe and Joutel-Raymon domain, form competent cores inside antiforms which force oblique movement accommodations and generate a polyphase elongated domes and basins folding pattern.

High constraint zones, associated with a pervasive carbonization, are generally developed when graphitic mudrock horizons are associated with major contacts. This combination of factors acts as a ground preparation for vein networks and pluri-metric vein locations. Veins general orientation and internal structures are generally concordant with ambient fabric. Veins location is interlayed to the foliation and contain two types of enclaves: foliated host rocks and graphitic planes showing a stylolithic pattern. Veins contacts are usually sharp, but can also show for important veins, a partial assimilation of host rocks. Quartz micro-textures, in all mineralized veins, are weakly oriented or distorted corresponding to small scale folding effect or boudinage, but lack of strong signs of blastose or fabric development indicates a late kinematic emplacement.

7.1.3

Character of Gold Mineralisation

Quartz veining is the main vector of gold mineralisation in all mineralized contexts and appears in the form of pluri-metric veins, veins, or veinlets networks. Veins structures are heterogeneous, showing a

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 polyphased composition and containing a variable percentage of foliated enclaves giving a laminated appearance. Many variations can be present in a same vein in terms of colour, texture, and structure. Grades are generally correlated with increasing complexity. Different quartz phases have been recognized in association in mineralized veins showing the following sequence:

  Grey quartz containing abundant sulphides and fluids inclusions compose more than 50% of mineralized veins;

  A second phase is present only in higher grades portion of veins in the form of micro-crystalline clear mosaic crystallization representing less than 30% of volume;

  The last phase crosscutting the two others correspond to a non-mineralized coarsely crystallize white quartz.

Gold bearing veins filling is rarely massive, often brecciate, micro-brecciate or laminated. Fractures planes are occupied by an assemblage rich in graphite and muscovite taking a stylolith shape. Microscopically, they can be interpreted as hydrothermal channel recognized by changes in quartz texture and sulphides concentrations. Veins contain only minor sulphides (1-3%) including mainly arsenopyrite, pyrite, and trace amounts of sphalerite, chalcopyrite, pyrrhotite, tetrahedrite, galena and gold. Arsenopyrite is the main gold bearing sulphide present in all veins of the deposit.

Gold granulometry shows a similar distribution in the deposit from one location to another. According to petrographic compilation, 50% of gold particles show an average diameter less than 30 µm, and around 3% are > 100 µm (ref). On the other hand, gold positions inside mineral assemblage vary slightly according to the deposit zones. In the West Mine area, including Zone 113, vein mineralisation connected to the Casa Berardi Fault shows the same paragenesis: gold is mostly free, in contact with < 10 µm to 0.5 mm arsenopyrite grains, associated with sphalerite and tetrahedrite in clusters corresponding to joints concentrations and micro-brecciated areas. Mineralisation from the South West Zone (SW Zone), the Principal Zone and some areas of the East Mine where mineralisation is not beside the Casa Berardi Fault, show variable gold positions depending of the amount of sulphides in quartz veins and host rocks. Fifty percent (50%) of gold grains observed are locked in inclusions rich in pyrite and arsenopyrite crystals.

Reactions with host rocks play a significant role in the form of a carbonatation affecting all foliated rocks. Depending of the host rock reactivity, gold bearing veins are typically enclosed in carbonate-sericite alteration envelopes with LOI varying between 12 and 40%. High volatile values appear principally along the Casa Berardi Fault zone, but develop also as continuous areas inside the ductile deformation zones, near the South Fault or following higher deformation levels between the two faults.

Albite-sericite assemblage in metasomatised ultramafic dykes enclosed in graphitic mudrocks are part of the same zonation and are closely related to gold bearing quartz veins system of the West Mine area below elevation 4600 meters. Sulfidation is an important part of the mineralisation process as seen in iron

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 bearing environments like carbonated chert-magnetite iron formations and primary massive pyrite lenses that characterized Zone 25-8 where magnetite is pervasively replaced by pyrite with coeval arsenopyrite crystallization.

Alteration halos showing gold values > 100 ppb, connect most of mineralized zones enclosed in the deposit along the Casa Berardi Fault, and appear sporadically laterally up to 5 kilometers away from both sides of the deposit. This mineralized fingerprint is related with disseminated sulphides and corresponds to As and Sb anomalous values.

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8.0

DRILLING PROGRAM (2003-2004)

In April 2003, Aurizon began an underground exploration program to test the continuity of the mineralisation of the previously outlined Zone 113. The program included the development of a ramp from level 450 of the West Mine down to level 550, the development of an exploration drift (550 level), a cross cut through the mineralisation on section 11200 E, and diamond drilling. Drilling was carried out from drilling bays along the exploration drift. Holes were fanned horizontally and vertically on a spacing of 25 m x 25 m.

Drilling was carried out from section 11100 E to section 11550 E and vertically from elevation 4300 to 4600 (Level - 400 m to level - 700 m). Hole spacing was targeted to cross the Casa Berardi Fault at regular spacing and some holes were extended to verify ground conditions north of the fault in areas were mine infrastructure was planned.

The program successfully delineated the mineralized sectors and the relationship between the different lenses interpreted in the earlier model. The new drilling shows that the mineralisation is associated with a large folded quartz vein along the Casa Berardi Fault. Folding is complex and the vein geometry is very variable. In comparison to previous surface drilling, actual underground hole spacing shows that the different veins interpreted earlier are in fact one single vein that is strongly folded and locally faulted. The actual hole spacing is more adequate for the interpretation of the geology and the mineralisation.

The quartz vein is located in sedimentary rocks that are predominantly wacke and mudrock types. The Casa Berardi Fault, that runs east-west and has a dip of ± 80o to the south, cuts all the lithologies and mineralisation. North of the fault, the rock type changes to a thick sequence of wacke that is very homogeneous. Gold grade from sample to sample is very variable, however vein grade is quite consistent. High grade portions are associated with free gold mineralisation that is easily observed in the core.

Zone 113 was drilled from underground via the 550 level exploration drift. The program covered from sections 11075 E to 11550 E, and vertically from elevation 4600 down to 4300 meters. Drill bays were spaced at 50 meters along the reference east-west running track drift located 80 to 100 meters south of Casa Berardi Fault. Drill holes were fanned vertically and horizontally to achieve 25 x 25 meters spacing.

Following delineation of the upper portion of Zone 113 (above the 700 level), the drilling program has been pursued to delineate the extension of Zone 113 below the 700 m level. A total of 38,872 metres of drilling has been completed as of December 21, 2004.

The program began in December 2003 with two drill rigs working up to April 2004. At that time, a third machine was added to speed up the program. The hole diameter selected was NQ providing a 47.6 mm core size. A few holes (± 12 short holes) were drilled using a smaller BTW size providing a core size of 42 mm. Hole lengths varied from 42 to 400 meters and averaged 154 meters. Productivity was 25.2 meters/shift.

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Hole collars were surveyed by mine surveyors. Hole deviations were measured using Reflex instruments that provide azimuth and dip at intervals of 50 meters. In addition, dip angles were measured at intervals varying from 6 to 25 meters along the hole using Microsync or Easy Dip instruments. All of these instruments provide accuracy well below one degree.

The core was placed in core boxes labelled with the hole number and a sequential number. Each run was identified by wood blocks showing the depth of the hole. When the core was missing, the section was identified by a wood stick, and the length of the missing core was written on wood stick. At the end of each shift, core boxes were transported to surface by the drillers and placed on tables at the core shack.

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9.0

SAMPLING METHOD AND APPROACH

Sample selection approach used for the definition of the Zone 113 Lower Part was determined by Aurizon's geologists and similar to the approach used for the rest of the 2004 drilling program. Selection was determined visually according to geology, and overall approximately 40% of the borehole length was typically sampled. For the majority of the holes (75%), the presumed mineralized section samples were split with a diamond saw. One half was for assaying while the other half of the core was retained in core boxes, each with a legible sample tag indicating the sample number. Sample lengths vary from 0.3 to 1.6 meters and averaged 1.3 meter. Core boxes were stored at the mine site.

During the 2004 drilling program, 56 holes were sampled using the whole core. For the Zone 113 Lower Part, all the core to be analysed was split. Procedures were similar with the exception that the whole core was bagged and shipped to the laboratory. The borehole database for the underground holes used in the estimation of Zone 113, contains 253 holes and around 11,950 samples.

The core recovery is generally very good except for short intervals within fault zones or highly deformed mudrock. Such intervals are generally marked during drilling, and later verified by the geology personnel that check for depth accuracy and missing sections. In addition, core is measured and RQD is calculated for all the holes.

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10.0

SAMPLE PREPARATION, ANALYSIS AND SECURITY

10.1

Sample Preparation

Aurizon employees prepared all samples for assaying directly at the mine site. Upon receipt of core boxes, core was washed, verified for accuracy, and photographed. Following that, RQD measurements were carried out for the whole length of the holes. Then a geologist described the core geology and recorded geological and structural data into a digital logging package. Sample positions were identified and sample tags placed under the core in the core boxes at the end of each sample. The beginning and end of each sample was also marked on the core.

Core shack employees verified holes to be sampled then proceeded with the sample collection using a rock saw. Selected portions were sawn in half. One half was placed in bags with the corresponding tag number and the other half was placed back in core boxes. At the end of each day, samples were put in plastic bags with a tag identification, bags were folded and attached to prevent spillage. Each batch of six to eight samples were put in larger bags for transportation. A list of all samples was attached to the shipment and a copy faxed to the laboratory. Samples were shipped to LaSarre via Aurizon bus transport, and sent by regular bus to Rouyn-Noranda to be collected by the lab personnel.

10.2

Analysis

Core samples were analysed at SGS Laboratories of Rouyn-Noranda. Upon arrival at the lab, samples were sorted by number and checked according to the sample shipment list. If humid, they were dried in the oven for a few hours. When the samples were dried, they were put through a jaw crusher for primary crushing at ¼ inch. Samples were then crushed to 95% passing 10 mesh in a Rhino crusher, split in different steps to have a 200-300 g sub-sample which was ground to 90% passing 200 mesh.

A 30 g sub-sample was prepared and weighed for assay. Each 30 g sample was analysed by the Fire Assay Technique and gravimetric finish. A laboratory inspection flowchart is shown in Figure 10.1.

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Figure 10.1 - Laboratory Inspection Flowchart

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11.0

QUALITY ASSURANCE AND QUALITY CONTROL

For all of the 2004 drilling program, as well as the definition of the Zone 113 Lower Part, the primary laboratory was SGS of Rouyn-Noranda and the secondary laboratory was Chimitec (Chemex) of Val D'Or. SGS has its own QA/QC program that consists of insertion of blank samples at a rate of 1 every 28 samples, one Certified Reference Material (CRM) at the same rate, and pulp duplicates at a rate of 1 every 13 samples. In addition, Aurizon inserted pulp CRM at a rate of 4% (1 every 25) and selected 159 pulp samples for re-assay.

Chimitec assayed 10% of the sample pulps prepared by SGS and approximately 4% of the coarse rejects also coming from SGS. Chimitec has its own QA/QC program and results were sent to Aurizon with every Assay Certificate.

Both laboratories used the Fire Assay Technique with gravimetric finish. All results reported in gpt were sent electronically to Aurizon followed by an original and signed certificate.

Figure 11.1 and Figure 11.2 show the results of the assaying of the CRM at SGS. Figure 11.1 shows results of CRM assays from samples submitted by Aurizon and Figure 11.2 from samples from SGS QA/QC program. Average assay results from CRM submitted by Aurizon, are slightly higher than target for lower grade CRM and slightly lower than target for higher grade CRM. Average assay results from samples from the SGS QA/QC program conducted after September 1, 2004 to define the Zone 113 Lower Part, are similar to results for the whole 2004 campaign.

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Figure 11.1 - CRM Assays from Aurizon

Standard No.	Target (g/t)	Results (g/t)	# Assays
50 P	0.72	0.74	32
6 Pb	1.42	1.47	19
7Pa	3.00	2.99	32
18 Pa	3.36	3.41	8
62 Pa	9.62	9.13	10
62 Pb	11.27	9.98	9

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Figure 11.2 - SGS QA/QC Results

Standard No.	Target	Results	# Assays
SOX K18	3.5	3.4	91
SOX I23	1.8	1.8	75
SOX L17	7.6	7.4	5

Figure 11.3 illustrates re-assay of the same pulp at SGS for data analysed during the 2004 campaign on its whole as there was not enough pulp re-assay during the September to December period to draw any conclusion. Results from duplicates samples between September 2004 and January 2005 still show a good correlation between the two (2) sets of data (Figure 11.4).

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Figure 11.3 - SGS Pulp Re-Assay

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Figure 11.4 - SGS Pulp Duplicate

11.1.1

Check Assaying (Primary vs. Secondary Laboratory)

Check assay was performed by Chimitec on coarse rejects, and pulp material prepared by SGS. A total of 200 pulp and 169 reject samples were ramdomly selected and shipped to Chimitec for gold determination for the period of September 2004. Results are plotted on a bias chart that show that there is a relatively good correlation between sample pairs. As expected, coarse rejects show higher variability than the pulp material. The graphs show that there is no real bias between the two laboratories (See Figures 11.5 and 11.6).

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Figure 11.5 - Pulp Samples (SGS vs. Chimitec)

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Figure 11.6 - Coarse Rejects (SGS vs. Chimitec)

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12.0

ADJACENT PROPERTIES

The Casa Berardi property is only limited by five other claim holders, totalizing 2 kilometers of its 92.5 kilometers outline. Excepting for one property, all holders of mining rights contiguous with the Aurizon property have not changed the staked claims status for map designated claims according to modifications to the Québec Mining Act.

At the property's western limit, Mine d'Or Virginia's Dieppe property controls 15 kilometers along the Casa Berardi Fault. This company also controls a smaller 2 square kilometers block enclosed within the Aurizon property 3 kilometers west of the deposit in the same geological context. Only this block contains mineralisation similar to the deposit. The rest of the Dieppe property has been explored and systematically drilled by previous owners.

Different widely spaced adjacent properties covering variable areas are attached to the south limit of the Aurizon property. From west to east, are the Beta Minerals 1.8 square kilometer block located along the Ontario border, the 13 square kilometer Lunik Explorer block immediately south of the Casa Berardi deposit and the 47 square kilometer Cambior Inc.-Gold Vessel Inc. in the Casa Berardi deformation corridor extension.

This area forms a contiguous large stacked area connecting the Casa Berardi property with the Estrades polymetallic past producer, located 20 kilometers east. Two other small blocks, composed of four claims each, are located immediately south of the property. Exploration targets, south of the Aurizon property, follow a second gold bearing structural trend. Gold mineralisation in this area is weak and only anomalous halos are knowned.

The main active property in the Casa Berardi area is the Gemini property owned by Cancor Mines Inc. located 4 kilometers south of the Aurizon property. Different polymetallic massive sulfides lenses and gold, showing in a felsic context, are distributed southerly on 15 kilometers, following the Dieppe volcanic domain which also limits the southern side of the Aurizon property.

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13.0

MINERAL PROCESSING AND METALLURGY

13.1

Introduction

The testwork results presented here have been conducted mainly during the completion of the Feasibility Study performed by Met-Chem in 2004-2005.

For the time being, it has been assumed that Zone 113 Lower Part, being the continuation of Zone 113 above the 700 m level, would behave in a similar manner and the metallurgy would also be similar. However, Met-Chem considers that additional testwork should be conducted on Zone 113 Lower Part ore to confirm these assumptions.

13.2

Previous Testwork

Testwork was performed in 1999 and previous years by SGS Lakefield, McGill University (McGill), and LTM Laboratoire Inc.

Following an analysis of the results and procedures of the previous testwork, it was concluded that a part of the previous work was conducted on non-representative samples. Another part of the previous testwork was incomplete in its approach. It was therefore recommended to Aurizon, that a new test program be carried out to more accurately characterise the metallurgical performance of the new resource, and also to have the testwork conform to the metallurgical test criteria of the National Instrument 43-101 guidelines.

13.3

Recent Testwork by Aurizon

SGS Lakefield was retained by Aurizon to carry out the metallurgical testwork program designed to fulfil the requirements of the Feasibility Study prepared by Met-Chem in 2004-2005. The program was initiated in the second half of May 2004, and the report issued on November 9, 2004.

13.3.1

Samples Tested

Geologists from Aurizon and Met-Chem identified three different types of ore that will be present in the ore body. Essentially, the three types consist of variable proportions of the same major minerals which are quartz, mica, dolomite, chlorite and pyrite. The first type, named "Lower Inter" corresponds to a specific zone that is accessible with the ramp. The second type, designated as "Quartz" is representative of the majority of Zone 113 Upper Part. The third type was designated as "Sediments" and represents a smaller proportion of Zone 113 Upper Part. No specific testwork has been conducted on Zone 113 Lower Part.

Samples representing the three ore type at different grades were collected for the test program i.e. Quartz (3 samples), Lower Inter (3 samples) and Sediments (2 samples). Head grades of the individual samples varied from 3.19 g/t to 13.9 g/t Au.

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13.3.2

Testwork Performed

The testwork mainly focused on comminution, gravity concentration and CIL testing; however, ore characterisation, cyanide destruction and settling rate tests were also performed. Most of the testwork was performed at SGS Lakefield. The gravity recoverable gold (GRG) characterisation and circuit simulations were performed at the gravity recovery testing facility at McGill.

Ore characterisation testwork included head analysis, mineralogy, grindability, grinding simulations and gravity recoverable gold (GRG) testing.

Metallurgical testwork included gravity test (Knelson simple pass + Mozley table), gravity concentrate intensive cyanidation, cyanidation, CIL modelling testwork, cyanide destruction and settling tests.

13.3.3

Results of Testwork

As indicated earlier, head grades of the individual samples ranged from 3.19 g/t to 13.9 g/t Au.

Mineralogical observation and analysis indicated that all of the three ore types are dominated by quartz with moderate dolomite content. The Quartz ore also has minor amounts of mica and pyrite. The Sediments are composed of mica and quartz with minor amounts of chlorite. The chlorite is also in minor amounts in the Lower Inter ore with moderate amounts of moderate mica.

The grindability testing was supervised by A.R. MacPherson Consultants (AMRC) and the objective was to determine the circuit performance, gain understanding of ore variability and to identify the impact of processing the different ore types in the grinding circuit.  Results of the tests were compared to SGS Lakefield databases.

SMC test results indicated that the sediments and the Lower Inter types are in the moderately hard range in terms of resistance to impact breakage, and the Quartz type is in the medium range. In terms of abrasion breakage, the Lower Inter and Quartz samples are both hard to abrade while the Sediments sample is moderately soft to abrade. The results from the Bond ball mill grindability tests show ores of medium hardness (BWi 13.6 to 15.0) except for the Quartz type for which two samples are in the hard range (BWi 16.9 and 17.2). For the Bond rod mill grindability test, the Sediments and Quartz samples are in the medium range (RWi 13.6 & 14.3), while the Lower Inter is significantly softer (RWi 11.8).

Grinding simulations were performed using the JKSimMet simulator to generate a throughput versus grind performance to support the metallurgical testwork. The simulations were performed around the throughput range of interest. For the simulation where the circuit reached SAG mill limitations, the primary crusher closed-side setting (CSS) and/or the SAG mill speed were modified to meet the target throughput rate. Results indicated that the target production of 2400 tpd could be achieved with a proper blend of ore from Zone 113 (Quartz) and the Lower Inter Zone.

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GRG testing gives an indication of the maximum recovery that is possible to achieve with gravity concentration equipment. Results obtained indicate that the Quartz and Lower Inter samples are similar in GRG content at 79-80%. The GRG size distribution of the Lower Inter was slightly coarser than the Quartz sample (GRG80 of 140 microns compared to 118 microns). The Sediments samples had the lowest GRG content (43.5%) and the GRG80 is finer than the two other samples.

The effect of grind, ore type and head grades were analysed for the gravity test (Knelson simple pass + Mozley table). For each ore type, the results indicated that a finer grind will increase the gravity recovery due to the increased liberation. The results of the gravity tests are similar to the GRG tests in terms of effect of ore type on the recoveries. The recovery for the Quartz and Lower Inter samples was similar. The gravity recovery increases with head grade, particularly for Quartz and Lower Inter.

The Quartz and Lower Inter gravity concentrates intensive cyanidation results in over 98% gold extraction and 93% for the Sediments. These results indicate that all three concentrates tested responded well to intensive cyanidation. This corresponds to a much better efficiency than a gravity table and if implemented, will translate into a higher overall recovery.

Cyanidation tests investigated the effects of activated carbon, residence time, grind size and ore grade for the three ore types.

The results of the activated carbon tests have shown that the Lower Inter and Sediments samples are moderately preg-robbing while the Quartz ore is less. This translates into gold loses of 5.7% (Lower Inter), 10.5% (Sediments) and 3.3% (Quartz) when the ore is leached without activated carbon.

The effect of residence time between 24 and 36 hours was relatively small as the test results showed a reduction of 0.05 g/t Au in Quartz residue, 0.03 g/t Au in Lower Inter, and 0.10 g/t Au in Sediments residue.

The effects of grind size on consumption of cyanide and lime addition indicate that both increase with finer grinds. The effect is more pronounced for the cyanide. This is due to a larger surface area available for reaction.

The effects of grind size on the gold content in the residue indicate that it increases with coarser grind sizes. However, the gold residue variations are relatively small compared to the associated production variation due to change in grind size.

The CIL modelling testwork was conducted on a gravity tailings composite at a ratio of 55% Quartz, 30% Lower Inter and 15% Sediments from the gravity tailings product. The CIL tests resulted in 89.2% gold recovery and 0.45 g/t Au in the residue. Eighty-three percent (83%) of the leachable gold (74% Au extraction) is dissolved in the first 12 hours.

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The CIL modelling indicates that an inventory of gold representing approximately 2000 ounces would be in the CIL circuit at all times. This gold will be recovered only at the end of the operating life of the project. It is concluded from this modelling that the existing stripping circuit is appropriate for this ore at a 2600 tpd throughput.

Cyanide destruction testwork results reveal that Quartz, Lower Inter and Sediments composite samples responded well to cyanide destruction using Inco's SO2/Air process.

Settling Tests (screening tests) were performed to select the flocculant and the dosage that yielded the best results in terms of floc size, supernatant clarity, relative settling rate and compaction. An initial series of tests were performed to see if the existing thickener may constitute a "bottleneck" for the operation at larger throughput rates. The results of this test clearly indicated that an underflow density of up to 55% solids can be achieved and that the thickener is large enough. This work also identified the Sediments sample as the most difficult to settle.

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Aurizon Mines Ltd.	Section 14
Casa Berardi Project - Resources Estimation - Zone 113 Lower Part	Page 51

14.0

MINERAL RESOURCES ESTIMATION

14.1

Database

The current resource estimation of Zone 113 Lower Part is based on data provided by Aurizon, which included data obtained during the drilling program below level 4300 done in the fourth quarter of 2004. The database is in the format of Access files and includes survey, assay, and lithological data.

14.2

Density Determination

14.2.1

Historical Data

Historically, TVX has used a density of 2.77t/m3 for their ore reserve calculation at the Mine. The same density factor was also utilised in the mill operation.

In 1999-2000, to test the validity of the density, Aurizon performed some new tests. In the first series of tests, two bulk samples of mineralized zones from underground works (60% from Lower Inter, 20% from SW and 20% from NW) were collected. These samples were sent to LTM and SGS Lakefield. They have determined density of 2.94 t/m3 and 2.84 t/m3 respectively. These results were different from those historically used in the mine.

Aurizon then asked Technilab to undertake density determination tests on 33 diamond drill core samples obtained from exploration and definition drilling. The density values obtained vary from 2.64 t/m3 to 2.89 t/m3 with an arithmetic mean of 2.77 t/m3. CANMET has performed the density determination on one bulk sample, which was collected from underground works for paste backfill study and has returned a density factor of 2.74 t/m3.

In 2004, during the testwork program supervised by Met-Chem, specific gravity tests were performed on the samples processed at SGS Lakefield. On average, the results obtained were 2.74 t/m3 for the bulk sample, and 2.80 t/m3 for the composite sample from drill hole core.

This implies that the arithmetic mean of density values from all the laboratory testwork is 2.78 t/m3. This value is close to the historical value used by TVX during the mine operation.

14.2.2

113 Zone Upper Part

In 2004, during the drilling program, Aurizon asked SGS Lakefield of Rouyn-Noranda to undertake density determination tests on Zone 113 Upper Part drill core samples. In total, 629 determinations have been done, which vary from 2.21 to 3.78 t/m3. Table 14.1 presents the results by rock type. As can be seen, on average, the density varies from 2.67 t/m3 for the quartz veins to 2.85 t/m3 for the schist. However, as the majority of the auriferous ore zones lie within the quartz veins and the wacke it has been assumed that an average density of 2.70 t/m3 would be representative of Zone 113 Upper Part. As there were no further tests conducted specifically for Zone 113 Lower Part ores, the same value of 2.70 t/m3 has been assumed for that part of the zone.

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Table 14.1 - Density Determination - Zone 113 Upper Part - 2004

Rock Type	Density Measurement	Number of Tests
Schist	2.85	15
Quartz Veins	2.67	349
Wacke	2.79	80
Conglomerat	2.80	47
Mudrock	2.75	80
Volcanite	2.82	58
TOTAL		629

14.3

Mineral Resources Classification

The mineral resources were classified based on the density of drill hole data and the continuity of the geometry of the auriferous zones. Resources have been classified according to the "Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines".

14.4

Mineralisation

Zone 113 is a 20 to 70 meter wide mineralised corridor, with an east-west strike, sub-vertical, adjacent to the Casa Berardi Fault. Gold mineralisation is found within narrow to large folded quartz veins and associated wall rock. The quartz veins consist of white to gray quartz, locally brecciated and laminated, vitreous at places and contain 5 to 15% graphitic mudstone in thin bands and stringers. The width of the zone along holes varies from 5 m. to 20 m. Zone 113 has graphitic mudstone, graywacke, conglomerate, and mafic volcanics as wall rock whose width range from 5 to 50 m. The mineralisation occurs as fracture filling and dissemination of arsenopyrite, pyrite and fine grained free gold. Sphalerite and tetrahydrite occur in minor amounts. Pyrrhotite, galena and chalcopyrite occur in traces. Visible gold is common in Zone 113 Lower Part.

14.5

Data Used

The data used for the resources estimate of Zone 113 Lower Part have been mainly obtained from holes drilled between September and December 2004. Drill spacing was generally in the order of 25 m apart, which allowed reasonable confidence in the geological continuity.

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Casa Berardi Project - Resources Estimation - Zone 113 Lower Part	Page 53

In total, thirty-seven (37) holes have been used to define Zone 113 Lower Part, and were drilled from an underground exploration drift on the 550 m level. This part of Zone 113 has been interpreted using ten (10) geological cross-sections spaced at 25 m which cover the deposit area from 11225 E to 11425 E. On each cross-section, 4.0 g/t Au envelopes have been drawn to delineate each of the auriferous zones.

On section, auriferous zones have not been extended more than 25 meters from drill holes extension.

14.6

Solid Body Modelling

Met-Chem used the sectional geological interpretation provided by Aurizon to construct the three-dimensional solid bodies representing the boundaries of the auriferous zones for Zone 113 Lower Part, using MineSight software.

14.7

Statistical Analysis

Statistical Analysis was performed on the drill data. Table 14.3 presents the assays statistics for Zone 113 Lower Part within the interpreted auriferous zones. Figure 14.1 and 14.2 present the assays distribution for Zone 113 Lower Part. Figure 14.3 presents a longitudinal view of Zone 113.

Table 14.2 - Assays Statistics - Zone 113 Lower Part

Number of Samples Used	762
Average Thickness of the Samples (m)	1.13
Number of Holes Intersections Used	37
Average Thickness of the Intersections along Holes (m)	22.8
Arithmetical Average (non-cut)	16.30
Weighted Average (non-cut)	15.58
Weighted Average (cut @ 115 g/t Au)	13.50
Maximum Value (g/t Au)	727.3
Standard Deviation	46.82
Median (g/t Au)	4.98

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Casa Berardi Project - Resources Estimation - Zone 113 Lower Part	Page 54

Figure 14.1 - Zone 113 Lower Part - Assays Distribution

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Figure 14.2 - Assay Distribution - Logarithmic Scale - Zone 113 Lower Part

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Figure 14.3 - Longitudinal View - Zone 113

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14.8

Capping of High Grade Values

As it can be seen in the following table, about 1.8% of the samples used in the interpolation had a value greater than 115 g/t Au. By using this value for capping the high intercepts of 113 Zone Lower Part, the overall grade was decreased by 13.4% which should reduce the metal content for this zone by a similar way percentage.

Table 14.3 - Capping of High Grade Values - 113 Zone Lower Part

	No Cut	Cut @ 65g/t	Cut @ 115g/t
Weighted Average	15.58	12.23	13.50
Reduction on W.A.		-25.0%	-13.4%
Number of Samples Cut		35	14
% of Samples Cut		4.6%	1.8%

14.9

Compositing

As shown in Table 14.4, a total of thirty-seven (37) holes intersects have been used to characterise and evaluate Zone 113 Lower Part. Using these intersects, composites of 1.25 meter length have been calculated to be used in the grade interpolation process. The list of the intersects used to define the auriferous zones is presented in Table 14.6. As can be seen, the average value of the composites is 13.12 g/t Au, which compares well with the assays weighted average of 13.50 g/t Au (cut @ 115 g/t Au).

Table 14.4 - Statistics - Drill Holes Composites - Zone 113 Lower Part

Number of Composites Calculated	702
Composites Length (m)	1.25
Number of Holes Intersections Used	37
Composites Average (cut @ 115 g/t Au)	13.12
Maximum Value (g/t Au)	115
Standard Deviation	18.4

14.10

Variogram Analysis

No Variogram analysis has been performed to verify the continuity of the mineralisation.

14.11

Block Modelling

A three-dimensional block model was constructed using block sizes of 2.5 m (N-S) x 2.5 m (E-W) by 2.5 m (elevation). This block size is considered adequate in relation to the density of information provided by the drill holes.

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Casa Berardi Project - Resources Estimation - Zone 113 Lower Part	Page 58

14.12

Grade Interpolation

Grade interpolation was performed using inverse distance. For Zone 113 Lower Part, the parameters used for grade interpolation are presented in Table 14.6. On average, 15.6 composites have been used to interpolate a block and the average distance between the centroid of a block and the first composite used for interpolating this block is 9.9 meters.

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Casa Berardi Project - Resources Estimation - Zone 113 Lower Part	Page 59

Table 14.5 - Drill Holes Intersects

Hole No.	From	To	Length	Au g/T
CBW-0183	163.30	175.10	11.80	11.32
CBW-0184	175.50	187.30	11.80	3.59
CBW-0245	155.90	171.40	15.50	12.63
CBW-0246	214.30	241.80	27.50	8.87
CBW-0247	179.20	190.30	11.10	14.92
CBW-0248	255.00	310.20	53.20	7.30
CBW-0249	198.60	215.75	17.15	5.76
CBW-0251	259.50	273.90	14.40	14.55
CBW-0254	219.00	250.20	31.20	20.30
CBW-0255	232.70	252.00	19.30	10.27
CBW-0257	203.85	214.30	10.45	22.32
CBW-0258	331.65	351.40	19.75	20.77
CBW-0328	153.70	185.80	23.10	9.63
CBW-0345	172.90	179.30	6.40	23.93
CBW-0346	165.30	173.10	7.80	2.97
CBW-0362	160.55	173.30	11.25	6.08
CBW-0363	209.00	231.65	20.35	4.16
CBW-0368	157.50	168.70	10.20	24.92
CBW-0369	160.95	187.05	25.00	15.73
CBW-0370A	190.50	213.30	22.80	35.57
CBW-0371	240.00	288.10	37.20	6.90
CBW-0372	220.00	244.50	23.00	2.88
CBW-0373	299.50	306.90	7.40	11.39
CBW-0374	292.00	320.50	28.50	13.76
CBW-0376	246.00	303.40	57.40	17.89
CBW-0378A	286.50	328.95	42.45	19.43
CBW-0379	200.90	219.40	18.50	15.18
CBW-0380	339.00	348.55	9.55	3.41
CBW-0381B	236.50	259.00	22.50	2.75
CBW-0382	167.50	183.50	16.00	22.97
CBW-0383	239.75	266.25	26.50	19.54
CBW-0384	227.85	261.40	33.55	6.55
CBW-0385	296.00	309.50	13.50	15.77
CBW-0386A	203.30	226.10	22.80	8.81
CBW-0387	302.20	324.00	21.80	15.82
CBW-0388	222.90	267.70	41.70	11.69
CBW-0390	254.30	306.80	52.50	18.14

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Casa Berardi Project - Resources Estimation - Zone 113 Lower Part	Page 60

Table 14.6 - Grade Interpolation Parameters - Zone 113 Lower Part

	Indicated	Inferred
Number of Composites Used	702	702
Composites Length (m)	1.25	1.25
Block Size (m) :
X	2.5	2.5
Y	2.5	2.5
Z	2.5	2.5
Ellipsoid Size (m) :
X	35	60
Y	35	60
Z	15	15
Maximum Composite Used	16	16
Minimum Composite Used	4	2
Maximum Composite per Hole	8	0

14.13

Mineral Resources Classification

As presented in the following table, the resources of Zone 113 below the 700 m level are estimated at 838,000 tonnes at an average of 13.7 g/t Au in the Indicated category and 2400 tonnes at 16.8 g/t in the Inferred category. These resources are undiluted and no cut-off has been applied. However, a capping (upper limit) of 115g/t Au to the high grade values has been applied. Figures 14.4 and 14.5 respectively present typical plan and section views of the Block Model.

Table 14.7 - Zone 113 Lower Part - Resources Estimation

Indicated Resources		Inferred Resources
Tonnage	Grade g/t Au	Tonnage	Grade g/t Au
838,000	13.7	2,400	16.8

14.14

Previous Mineral Resources Estimates

The previous resources estimate of Zone 113 Lower Part was published in January 2005 as part of the scope of the Casa Berardi Feasibility Study prepared by Met-Chem. This estimation was based on work done by Aurizon's geologists using vertical and longitudinal sections to define resources blocks. None of the holes drilled in 2004 were used in that estimate.

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Casa Berardi Project - Resources Estimation - Zone 113 Lower Part	Page 61

At that time, the resources of Zone 113 Lower Part were estimated at 1,197,900 tonnes at an average grade of 11.8 g/t Au. The resources were then classified as Inferred Resources.

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Casa Berardi Project - Resources Estimation - Zone 113 Lower Part	Page 62

FIGURE 14.4
10200N
10100N
10000N
11300E
11400E
ZONE 113
4g/t AU ENVELOPE
AU GRADE
< 3g
3 – 4g
4 – 5g
5 – 10g
10 – 20g
>= 20g
MET-CHEM
MONTREAL CANADA
AURIZON
CASA BERARDI PROJECT – FEASIBILITY STUDY
ZONE 113
RESOURCE BELOW LEVEL 700
RESSOURCES SOUS LE NIVEAU 700
LEVEL 740/NIVEAU 740
DESIGNED A.GALARNEAU
DATE 05/02/16
CHECKED G.SAUCIER
DATE 05/02/16
DRAWN A.GALARNEAU
DATE 05/02/16
APPROVED L.POULIN
DATE 05/02/16
SCALE 1=1000
DEPARTMENT MINING
CLIENT APPROVAL
ISSUED FOR CONSTRUCTION
DESSIN MET-CHEM A4-23066-0649-GE
REV. A

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Casa Berardi Project - Resources Estimation - Zone 113 Lower Part	Page 63

FIGURE 14.5
10100mN
10200mN
4300m
4200m
4100m
LEVEL 700
NIVEAU 700
LEVEL 710
NIVEAU 710
LEVEL 730
NIVEAU 730
LEVEL 750
NIVEAU 750
LEVEL 770
NIVEAU 770
LEVEL 790
NIVEAU 790
LEVEL 810
NIVEAU 810
LEVEL 830
NIVEAU 830
LEVEL 850
NIVEAU 850
LEVEL 870
NIVEAU 870
LEVEL 890
NIVEAU 890
ZONE 113
4g/t AU ENVELOPE
AU GRADE
< 3g
3 - 4g
4 - 5g
5 - 10g
10 - 20g
>= 20g
MET-CHEM
MONTREAL
CANADA
AURIZON
CASA BERARDI PROJECT - FEASIBILITY STUDY
DESIGNED A.GALARNEAU
DATE 05/02/16
CHECKED G.SAUCIER
DATE 05/02/16
DRAWN A.GALARNEAU
DATE 05/02/16
APPROVED L.POULIN
DATE 05/02/16
SCALE 1=1000
DEPARTMENT MINING
CLIENT APPROVAL
ISSUED FOR CONSTRUCTION
ZONE 113
RESOURCE BELOW LEVEL 700
RESSOURCES SOUS LE NIVEAU 700
SECTION 11352.5E
DESSIN MET-CHEM
A4-23066-0648-GE
REV. A

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15.0

CONCLUSIONS AND RECOMMENDATIONS

Exploration work done by Aurizon since 1998-1999, and particularly the underground drilling program in 2004, led to the definition of Zone 113 as well as other auriferous zones. Zone 113 shows good continuity from section to section over 200 to 300 meters horizontally and 500 meters vertically on a 25 m spaced drilling program.

During the numerous visits to site, Met-Chem has noticed that the drilling program appears to be well managed and that holes and samples are properly identified, handled, and stored.

Subsequently, during the estimation of the resources and the audit of the data, Met-Chem noticed that the database was properly maintained and there were no discrepancies or obvious errors found.

In addition, the present quality control program implemented by Aurizon is good and well applied and gives a good confidence in the overall precision of the estimation.

In relation to the specific gravity measurements, samples should continue to be taken on a regular basis along the future drill holes for each zone to arrive at a better accuracy, as it appears that each zone shows some different characteristics in terms of sulphide contents, alteration and quartz proportion.

Overall, Met-Chem believes that the data used for the estimation of the resources adequately reflects the continuity of Zone 113 Lower Part and that this estimate is reasonable and appropriate.

In 2004, a bankable feasibility study on Zone 113 Upper Part (above the 700 m level) proved the technical feasibility and economic viability of transforming the resources outlined in that part of the zone into reserves. Zone 113 Lower Part provides as good a potential of transforming the resources into reserves, and as the zone is still open at depth the potential of increasing the current mineral resources is also good. For these reasons, in Met-Chem's opinion, Zone 113 Lower Part warrants further investigation.

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16.0

CERTIFICATE OF QUALIFICATIONS

I, Guy Saucier, residing at Lachine, Quebec do hereby certify that:

1)

I am a General Manager - Corporate Development, with the firm Met-Chem Canada Inc. (Met-Chem) with an office at Suite 300, 555 René-Lévesque West Blvd, Montreal, Canada;

2)

I am a graduate of the École Polytechnique de Montréal with a B. Eng. (Geological Engineer) in 1983. I have practiced my profession continuously since then;

3)

I am a member of the "Ordre des Ingénieurs du Québec" (37711);

4)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Casa Berardi Project or securities from Aurizon Ltd, its affiliates or subsidiaries;

5)

I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6)

I, as the qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)

I have visited the mining property several times since March 2004;

8)

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

9)

I hereby consent to the filing of this report with any regulatory authority.

Guy Saucier, Eng.

February 24, 2005

General Manager - Corporate Development

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Aurizon Mines Ltd.	Section 17
Casa Berardi Project - Resources Estimation - Zone 113 Lower Part	Page 66

17.0

REFERENCES

Aurizon Mines Ltd., "Feasibility Study, Casa Berardi Project", March 2000.
Aurizon Mines Ltd., "Feasibility Study, Casa Berardi Project - Appendices", March 2000.
Aurizon Mines Ltd., "Mines Casa Berardi, Caractérisation du Massif Rocheux", document interne, mai 2004.
Canadian Nickel Company Ltd., "Casa Berardi, Quebec Gold Property", February 1986.
Aurizon Mines Ltd. (Fournier, Ghislain and Hasan, Mahmood), "Aurizon, Report on Mineral Resources, Casa Beradi Project, East and West Mines", October 1999.
Aurizon Mines Ltd. (Fournier, Ghislain and Hasan, Mahmood), "Report on Ore Reserves and Mineral Resources After Rotation (Survey 2000), Casa Berardi Project, West Mine", June 2000.
Met-Chem Canada Inc., "Casa Berardi Project, Feasibility Study", January 2005.
TVX Gold, "Mines Casa Berardi - Mineral Reserves Inventory", December 1996.

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